SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIESEXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-12508

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

S&T BANCORP, INC., THRIFT PLAN FOR EMPLOYEES OF S&T BANK

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

S&T BANCORP, INC.
800 PHILADELPHIA STREET
INDIANA, PA 15701

Financial Statements and Supplemental Schedule
Thrift Plan for Employees of S&T Bank

Years ended December 2008 and 2007
With Report of Independent Registered Public Accounting Firm

Thrift Plan for Employees of S&T Bank
Financial Statements and Supplemental Schedule

Years ended December 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement and Thrift Plan Committee
S&T Bank

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of S&T Bank as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.
Pittsburgh, PA
June 15, 2009

Thrift Plan for Employees of S&T Bank

Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Cash	$9,425	$66,057
Participant-directed investments:
Short-term investment funds	$9,585,047	5,106,381
Mutual funds	$22,994,807	34,438,997
S&T Bancorp, Inc. common stock	$29,243,054	24,415,573
Total Participant-directed investments	$61,822,908	63,960,951

Receivables:
Receivable from Plan Sponsor	$1,037,660	1,560,275
Receivable from Employees	$4,797	84
Accrued interest and dividends	$299,015	886,412
	$1,341,472	2,446,771

Payables	$3,667	11,233

Net assets available for benefits	$63,170,138	$66,462,546

See accompanying notes.

Thrift Plan for Employees of S&T Bank

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31
	2008	2007

Additions
Contributions:
Employer (participant accounts)	$2,106,908	$2,377,695
Employee—payroll	$2,622,575	2,295,248
Employee—rollover	$1,881,989	227,197
	6,611,472	4,900,140

Investment income:
Dividends	1,521,112	2,243,676
Net realized and unrealized depreciation in
aggregate fair value of investments	(4,919,757)	(5,161,582)
	(3,398,645)	(2,917,906)
Deductions
Distributions to participants	(6,505,235)	(3,037,719)

Net decrease	(3,292,408)	(1,055,485)
Net assets available for benefits at beginning of year	66,462,546	67,518,031
Net assets available for benefits at end of year	$63,170,138	$66,462,546

See accompanying notes.

Thrift Plan for Employees of S&T Bank
Notes to Financial Statements

Years ended December 2008 and 2007

1.	Description of the Plan
The following description of the Thrift Plan for Employees of S&T Bank (the Plan) provides only general information. For more complete information about the Plan, including participation, vesting, and benefit provisions, refer to the Summary Plan Description, which can be obtained from S&T Bank (the Plan Sponsor and Employer).

General
The Plan is a defined contribution plan that covers all employees of S&T Bank and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

The Plan was adopted effective May 1, 1984 and made retroactive to January 1, 1984 by the Plan Sponsor.

Contributions
The Plan is a vehicle for accepting employee pre-tax and employer tax-deferred contributions. Participants determine the amount of their pre-tax cash contributions to the Plan up to 50% of their eligible compensation. Employer matching contributions are equal to 100% on the first 1% of compensation and 50% on the next 5% of compensation, not to exceed 3.5% of eligible compensation. Employer discretionary contributions are determined by the Board of Directors of the Plan Sponsor. The Plan does not allow employee after-tax contributions. Participants may also contribute amounts representing distributions from other retirement plans. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Employer matching contributions on catch-up contributions are made as described prior.

The Plan provides for automatic enrollment of newly eligible employees and current eligible employees who have not previously submitted a Plan election form. Automatic pre-tax contributions are 6% of eligible compensation. Automatically enrolled employees can decline to participate or modify participation in accordance with the requirements of the Pension Protection Act of 2006.

Participants may elect to invest their contributions in one or more of the ten available investment options. Employer matching contributions are invested in the same proportions. The Employer discretionary contributions are made to the investment option holding S&T Bancorp, Inc. common stock. Participants are permitted to transfer all balances in their accounts between investment options.

Thrift Plan for Employees of S&T Bank
Notes to Financial Statements

Years ended December 2008 and 2007

1.	Description of the Plan (continued)

Participant Accounts
Individual accounts are maintained for each Participant. Each Participant’s account is credited with the Participant’s contributions, Employer matching contributions and allocations of other Employer contributions and fund earnings, which are allocated based on the Participant’s compensation and the Participant’s fund balances, respectively. The benefit to which a Participant is entitled is the amount aggregated in the Participant’s account. Aggregate Participant account balances differ from net assets available for benefits only by routine accruals. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Vesting
For Participants hired on or after January 1, 2008, 100% vesting in Employer matching contributions and Employer discretionary contributions and the earnings thereon will occur when the Participant completes two years of service with the Employer. Participants hired prior to January 1, 2008 are 100% vested in the Employer contributions.

Participant Loans
The Plan does not provide for Participant loans.

Payment of Benefits
Upon termination of service from the Employer, a Participant may elect to receive a lump sum amount equal to the value of the Participant’s vested interest in their account.

In addition, the Plan incorporated the rules regarding distributions which were mandated under the provisions of the final and temporary regulations issued under Section 401(a)(9) of the Internal Revenue Code, and makes a lump sum distribution mandatory at age 70½.

Retired Participants may take partial distributions as frequently as once a quarter.

Terminated Participants whose vested account balance is at least $1,000 but not more that $5,000 are subject to a mandatory rollover if the Participant fails to make an affirmative election to either receive a lump sum payment or directly rollover the balance to an eligible plan.   The Participant’s account will be transferred to an individual retirement plan selected by the Thrift Plan Committee. Terminated Participants whose vested account balance is less than $1,000 are subject to a mandatory lump sum distribution if the Participant fails to make an affirmative election to either receive a lump sum payment or directly rollover the balance to an eligible plan.

At December 31, 2008 and 2007, benefit payments in the amount of $180,414 and $107,573, respectively, were owed to Participants who had elected to withdraw from the Plan, but had not yet been paid.

Thrift Plan for Employees of S&T Bank
Notes to Financial Statements

Years ended December 2008 and 2007

1.	Description of the Plan (continued)

Forfeited Accounts
For the 2008 and 2007 plan years, Participants forfeited accounts totaled $1,130 and $0, respectively. These forfeitures were used to reduce Employer contributions.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are stated at estimated fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Short-term investment funds and mutual funds are valued based on quoted market prices as of the end of the plan year. Realized gains and losses from investment transactions are computed principally using the first-in, first-out (FIFO) method.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. The Plan Sponsor adopted SFAS No. 157 as of January 1, 2008. The adoption of SFAS No. 157 did not have a significant impact on the Plan’s financial statements.

The Plan Sponsor measures fair value using the procedures set out below for all assets and liabilities measured at fair value. SFAS No. 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable.

Thrift Plan for Employees of S&T Bank
Notes to Financial Statements

Years ended December 2008 and 2007

2.	Summary of Significant Accounting Policies (continued)
Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect The Plan Sponsor’s market assumptions. SFAS No. 157 requires the use of observable market data when available. These two types of inputs have created the following fair-value hierarchy:

Level 1—Quoted prices for identical instruments in active markets.
Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Plan Sponsor generally uses quoted market prices to determine fair value, and classifies such items in Level 1.

Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Money Market Fund	$9,585,047	$-	$-	$9,585,047
Mutual Funds	$22,994,807	$-	$-	$22,994,807
Common Stocks	$29,243,054	$-	$-	$29,243,054
Total Assets at Fair Value	$61,822,908	$-	$-	$61,822,908

Payment of Benefits
Benefits are recorded when paid.

Operating Expenses
All expenses of maintaining the plan are paid by the Employer.

Thrift Plan for Employees of S&T Bank
Notes to Financial Statements

Years ended December 2008 and 2007

3.	Investments
During 2008 and 2007, the Plan’s investments (including investments purchased and sold, as well as held during the year) depreciated in fair value by $4,919,757 and $5,161,582, respectively, as follows:

Net Depreciation
In Fair Value
	2008	2007
Mutual Funds	$(11,588,346)	$1,058,582
S&T Bancorp, Inc.	$6,668,589	$(6,220,164)
Net Depreciation	$(4,919,757)	$(5,161,582)

The following investments exceeded 5% or more of the Plan’s net assets available as of December 31, 2008 and 2007:

	December 31		December 31
Investment	2008	2007	2008	2007
	Shares		$
S&T Bancorp, Inc.	823,748	883,342	$29,243,054	$24,415,573
Federated Prime Obligations Fund	9,585,047	5,106,381	$9,585,047	$5,106,381
Dodge & Cox Balanced Fund	104,842	105,795	$5,374,210	$8,569,428
PIMCO Total Return Fixed Income Fund	491,347	440,497	$4,982,257	$4,708,912
Columbia Acorn Fund	178,725	177,834	$3,165,225	$5,265,659
Harbor International Fund[1]	66,765	55,588	$2,678,628	$3,966,773
Selected American Large Cap Growth[1]	78,796	85,819	$2,245,686	$4,101,292

1 Selected American Large Cap Growth and Harbor International Funds were less than 5% of the plan’s net assets available for the plan benefits in 2008, but greater than 5% in 2007.

Thrift Plan for Employees of S&T Bank
Notes to Financial Statements

Years ended December 2008 and 2007

4.	Transactions with Parties-in-Interest
Legal, accounting, and other administrative fees are paid by the Plan Sponsor. The Plan is administered by the Plan Sponsor. The Wealth Management Department of S&T Bank (the Trustee) acts as trustee and safekeeping agent for the Plan

At December 31, 2008 and 2007, respectively, the Plan held an aggregate of 823,748 and 883,342 shares of S&T Bancorp, Inc. common stock valued at $29,243,054 and $24,415,573.

At December 31, 2008 and 2007, respectively, the Plan held an aggregate of 184,132 and 183,863 shares of Stewart Capital Mid Cap Index Fund valued at $1,152,668 and $1,827,600. This fund is advised by Stewart Capital Advisors, LLC, a subsidiary of the Plan Sponsor.

5.	Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 10, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter, however the Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

6.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7.	Plan Termination
The Plan Sponsor reserves the right to amend or discontinue the Plan. In the event of a termination of the Plan, plan assets would be used for the benefit of participants and their beneficiaries, as prescribed by law.

Supplemental Schedule

Thrift Plan for Employees of S&T Bank

 EIN:  25-0776600          Plan Number:  002

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2008

	(c) Description of
(b)	Investment, Including		(e)
Identity of Issuer, Borrower,	Number of Units		Current
Lessor or Similar Party	or Shares Held		Value

Federated Prime Obligations Fund	9,585,047	Units	$9,585,047
Mutual Funds:
Dodge & Cox Balanced Fund	104,842	Units	5,374,210
Columbia Acorn Fund	178,725	Units	3,165,225
PIMCO Total Return Fixed Income Fund	491,347	Units	4,982,257
Selected American Large Cap Growth	78,796	Units	2,245,686
Harbor International Fund	66,765	Units	2,678,628
Vanguard Index 500 Fund	28,358	Units	1,946,483
Vanguard Mid-Cap Index Fund	85,829	Units	1,449,650
Stewart Capital Mid Cap Index Fund*	184,132	Units	1,152,668
			$22,994,807

S&T Bancorp, Inc.*	823,748	Shares of Common Stock	$29,243,054

Total assets held at end of year			$61,822,908

*Indicates party-in-interest to the Plan

SIGNATURES

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Thrift Plan for Employees of S&T Bank

June 15, 2009	/s/ Robert E. Rout
Robert E. Rout
Senior Executive Vice President, Secretary & Chief Financial Officer